EXHIBIT 4.1

SECOND AMENDMENT TO SECURITIES PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO SECURITIES PURCHASE AGREEMENT is made on February 12, 2010 (this “Agreement”), by and between Bison Capital Equity Partners II-A, L.P., a Delaware limited partnership, and Bison Capital Equity Partners II-B, L.P., a Delaware limited partnership (collectively, “Purchaser”), on the one hand, and The Center for Wound Healing, Inc., a Nevada corporation (the “Company”), on the other hand.  Any capitalized term used but not otherwise defined herein shall have the same meaning as set forth in the Securities Purchase Agreement dated as of March 31, 2008 by and between Purchaser and the Company, as amended by the First Amendment dated as of April 16, 2009 (as amended, the “Securities Purchase Agreement”).

WHEREAS, the Company is in Default under the Securities Purchase Agreement for violation of the financial covenant set forth in Section 9.18(a) of the Securities Purchase Agreement  for the twelve-month period ending on December 31, 2009, as more fully described on Exhibit "A" (the “Existing Default”); and

WHEREAS, the parties desire to waive and amend certain provisions of the Securities Purchase Agreement subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Subject to the due and timely payment and performance of all of the Company's obligations hereunder, Purchaser hereby waives the Existing Default effective from December 31, 2009 through the date hereof.  The Company hereby acknowledges and agrees that the waiver given by Purchaser hereunder (a) is a waiver of the Existing Default only and does not constitute a waiver of any other Default or Event of Default under the Transaction Documents, and (b) is not, and is not intended as, a waiver by Purchaser of or in respect of any breach, Default or Event of Default under the Transaction Documents occurring from and after the date hereof.

2.           The definition of “Consolidated Adjusted EBITDA” set forth in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Consolidated Adjusted EBITDA" shall mean, with respect to the Company and its Subsidiaries during a specified period of time, the sum of the following, each calculated for such period:

(a) Consolidated Net Income before taxes for such period (excluding (i) pre-tax gains on the sale of assets, (ii) other pre-tax extraordinary or non-recurring gains and (iii) any non-cash adjustments resulting from the existence of any embedded derivatives contained in the Warrant Agreement or arising from the issuance of Warrant Securities as may be required by FASB Statement No. 133 or EITF Issue No. 00-19);

plus

(b) the sum of the following without duplication and to the extent reflected as a charge in the statement of such net income for such period:  (i) interest expense, (ii) depreciation, (iii) amortization, (iv) any non-cash stock compensation expense, (v) any non-cash expense resulting from the issuance of the Warrant and the Note, (vi) solely for purposes of measuring the Consolidated Adjusted EBITDA for any quarter in fiscal year 2008,  up to $1,000,000 in the aggregate of non-recurring expenses that are identified in amounts of the end of each quarter of fiscal year 2008 when publicly filed that are reasonably approved (as non-recurring expenses) by Purchaser and that were included in the calculation of Consolidated Net Income during such quarter, and (v) each of the following amounts (collectively, the “Addbacks”), provided, that each Addback shall only be taken into account in the calculation of Consolidated Adjusted EBITDA (1) for purposes of determining compliance with Section 9.18(a) and (2) for the month in which the expense related to such Addback (as described below) was recognized and for the eleven months immediately following such month:

(A) up to $1,258,859 for the quarter ended June 30, 2009;

(B) up to $142,310 for the quarter ended September 30, 2009;

(C) up to $401,968 for the quarter ended December 31, 2009; and

(D) $500,000 in the quarter ended March 31, 2010.

minus

(c) interest income calculated in determining net income for such period;

provided, that (A) the Consolidated Adjusted EBITDA of any Person or business disposed of for consideration by any Credit Party during such period shall be excluded for such period (the consummation of such disposition and the repayment of any Indebtedness in connection therewith shall be assumed to have occurred on the first day of such period); (B) Consolidated Adjusted EBITDA shall not include any income of a Person that is not consolidated with the Company or that cannot be distributed to the Company due to any Contractual Obligation or Requirement of Law; and (C) all amounts included in or excluded from this definition shall be calculated in accordance with GAAP.”

3.           Notwithstanding anything to the contrary herein or any Transaction Document, the Note is hereby amended as follows:  from and after January 1, 2010, the Scheduled Interest Rate on the Note shall equal (a) 16.5% per annum (and the Scheduled Cash Interest Rate shall be twelve percent (12%) per annum, and the Scheduled PIK Interest Rate shall be four and a half percent (4.5%) per annum) if the Company is not in compliance with its covenants under the Securities Purchase Agreement without giving effect to any Addbacks or otherwise taking the Addbacks into account in the definition of Consolidated Adjusted EBITDA, and (b) during such periods that the Company is in compliance with its covenants under the Securities Purchase Agreement (without giving effect to any Addbacks or otherwise taking the Addbacks into account in the definition of Consolidated Adjusted EBITDA), 15% per annum (and the Scheduled Cash Interest Rate shall be twelve percent (12%) per annum, and the Scheduled PIK Interest Rate shall be three percent (3%) per annum during such periods).

4.           Section 11.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

"11.1     Change of Control Redemption.  Subject to the subordination provisions of the Intercreditor Agreement, upon the occurrence of a Change of Control (other than a Change of Control that would not constitute an Event of Default hereunder), the holder of the Note shall have the right to require the Company to repurchase the Note.  Upon such election by the holder of the Note, the Company shall, immediately prior to and as a condition to the closing of any Change of Control, redeem the Note, in full, for an amount (which shall in no event be a negative number) in immediately available funds equal to one hundred percent (100%) of the principal amount thereof outstanding on the date of redemption (together with accrued interest thereon and premium, if any, and all Purchaser’s Expenses, if any, associated with such redemption); provided, that if the Change of Control occurs prior to June 30, 2010, then the purchase price of the Note shall additionally include interest that would have accrued from the date of redemption of the Note through and including June 30, 2010; and provided further, that if the Change of Control occurs prior to July 31, 2010, then the Warrants (as defined in the Warrant Agreement) shall automatically be deemed canceled upon such redemption of the Note without further liability on the part of the Company under the Warrant Agreement or this Agreement (including, without limitation, Section 12.1 of this Agreement).  The Company shall, immediately prior to and as a condition to the closing of any Change of Control, pay to Purchaser all Purchaser's Expenses incurred in connection with such Change of Control."

5.           Each of the Company, its subsidiaries, affiliates, officers, directors and representatives (together, the “Releasing Parties”) fully releases and discharges forever Purchaser and its current and former agents, employees, officers, directors, owners, partners, shareholders, trustees, representatives, attorneys, subsidiaries, divisions, related corporations, assigns, successors, and affiliated organizations (hereafter referred to collectively as the “Released Parties”), and each and all of them, from any and all liabilities, claims, causes of action, charges, complaints, obligations, costs, losses, damages, injuries, attorneys’ fees, and other legal responsibilities, of any form whatsoever, whether known or unknown, unforeseen, unanticipated, unsuspected or latent, which the Releasing Parties have incurred or expect to incur, or now own or hold, or have at any time heretofore owned or held, or may at any time own, hold, or claim to hold by reason of any matter or thing arising from any cause whatsoever prior to the date of this Agreement.  This Agreement does not purport to release claims that cannot be released as a matter of law.

Each Releasing Party acknowledges and intends that the Released Parties are being released from unknown and unforeseen claims to the fullest extent permitted by law and each Releasing Party waives any defenses based thereon.  Each Releasing Party expressly waives and relinquishes all rights and benefits that the Releasing Party may have under any statute or other applicable law comparable to Section 1542 of the California Civil Code, which Section 1542 is intended to protect against an inadvertent release of unknown or unsuspected claims, and reads as follows:

“Section 1542. [General Release; extent.] A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Each Releasing Party, being aware of said Section 1542, hereby expressly waives any rights the Releasing Party may have under any statutes, other applicable law or common law principles of similar effect, with respect to the claims purported to be released hereby.

Each Releasing Party covenants and agrees never to commence, prosecute or assist in any way, or cause, permit or advise to be commenced or prosecuted, any action, proceeding, or discovery against any Released Party based on any released claim.

Each Releasing Party agrees to indemnify and hold Purchaser and the other persons and entities released by this Agreement harmless from and against any and all claims arising from or in connection with any action or proceeding brought by it or for its benefit or on its initiative contrary to the provisions of this Agreement.  This Agreement shall be deemed breached and a cause of action shall accrue immediately upon the commencement of any action or proceeding contrary to this Agreement, and in any such action or proceeding this Agreement may be pleaded as a defense by any person or entity released by this Agreement, or may be asserted by way of cross-complaint, counterclaim or cross-claim in any such action or proceeding.

6.           In partial consideration of Purchaser’s agreement to enter into this Agreement, the Company shall, within 3 business days of demand therefor, reimburse Purchaser for all attorneys’ fees and expenses actually incurred by or on behalf of Purchaser pursuant to, in respect of or otherwise in connection with this Agreement or the Existing Default.  The payment of all such amounts shall be made by wire transfer of immediately available funds to an account designated by Purchaser.

7.           This Agreement amends the Securities Purchase Agreement and all references to the Securities Purchase Agreement shall be deemed to incorporate this Agreement.  All other terms and conditions of the Transaction Documents shall remain in full force and effect and shall not be affected by this Agreement.

8.           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears hereon, and all of which shall together constitute one and the same instrument.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

9.           Sections 14.5, 14.6, 14.7 and 14.8 of the Securities Purchase Agreement are hereby incorporated by reference and made a part of this Agreement mutatis mutandis, except that the references therein to “this Agreement” shall include this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly signed as of the date first above written.

BISON CAPITAL EQUITY PARTNERS II-A, L.P.

By: BISON CAPITAL PARTNERS II, LLC, its general partner

By:	/s/ Douglas B. Trussler
Name:	Douglas B. Trussler
Title:	Managing Member

BISON CAPITAL EQUITY PARTNERS II-B, L.P.

By: BISON CAPITAL PARTNERS II, LLC, its general partner

By:	/s/ Douglas B. Trussler
Name:	Douglas B. Trussler
Title:	Managing Member

THE CENTER FOR WOUND HEALING, INC.

By:	/s/ Andrew G. Barnett
Name:	Andrew G. Barnett
Title:	Chief Executive Officer

Exhibit A

Existing Default

The Company’s Consolidated Adjusted EBITDA (measured prior to the effectiveness of this Amendment) for the trailing twelve months ended December 31, 2009 was $5,913,309, which failed to comply with the minimum requirement of $6,500,000 for such period.